AB 3/5

10029502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67313 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advanced Advisor Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Emerson Street North, Suite 4
(No. and Street)

Cambridge (City) MN (State) 55008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dorothy Chlystek (763) 552-6047
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/6

# OATH OR AFFIRMATION

I, Dorothy Chlystek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advanced Advisor Group, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

GAIL OLSON
NOTARY PUBLIC - MINNESOTA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ADVANCED ADVISOR GROUP, LLC**
(A Limited Liability Company)

TABLE OF CONTENTS


**Independent Auditors' Report** 1

**Financial Statements**

Statements of Financial Condition 2

Statements of Operations 3

Statements of Member's Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6 - 8

**Supplemental Information**

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission 9

Independent Auditors' Supplementary Report on Internal Accounting Control 10 - 11

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

# INDEPENDENT AUDITORS' REPORT

Board of Governors
Advanced Advisor Group, LLC
Cambridge, Minnesota

We have audited the accompanying statements of financial condition of Advanced Advisor Group, LLC (a limited liability company) as of December 31, 2009 and 2008, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Advisor Group, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 18, 2010

# ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

*ASSETS*

| | 2009 | 2008 |
|---|---|---|
| **CASH AND CASH EQUIVALENTS** | $ 119,457 | $ 144,722 |
| **MARKETABLE SECURITIES** | 6,369 | 4,948 |
| **COMMISSIONS RECEIVABLE** | 158,544 | 119,242 |
| **PREPAID INSURANCE** | 1,583 | 1,584 |
| **EQUIPMENT, NET** | 6,164 | 8,057 |
| **TOTAL ASSETS** | $ 292,117 | $ 278,553 |

*LIABILITIES AND MEMBER'S EQUITY*

| | 2009 | 2008 |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable | $ 1,586 | $ 704 |
| Accrued commissions | 107,918 | 89,992 |
| Related party payables | 58,076 | 48,670 |
| **TOTAL LIABILITIES** | 167,580 | 139,366 |
| **MEMBER'S EQUITY** | 124,537 | 139,187 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 292,117 | $ 278,553 |

See accompanying notes to financial statements.

# ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **REVENUES** | $ 2,217,859 | $ 2,643,245 |
| **EXPENSES** | | |
| Agent commissions | 1,987,624 | 2,365,825 |
| Other administrative expenses | 247,316 | 306,384 |
| **TOTAL EXPENSES** | 2,234,940 | 2,672,209 |
| **LOSS FROM OPERATIONS** | (17,081) | (28,964) |
| **OTHER INCOME (EXPENSE)** | 2,431 | (1,857) |
| **NET LOSS** | $ (14,650) | $ (30,821) |

See accompanying notes to financial statements.

# ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENTS OF MEMBER'S EQUITY
For the Years Ended December 31, 2009 and 2008

| | | |
|---|---|---|
| **BALANCE, December 31, 2007** | $ | 190,008 |
| 2008 net loss | | (30,821) |
| Distributions | | (20,000) |
| **BALANCE, December 31, 2008** | | 139,187 |
| 2009 net loss | | (14,650) |
| **BALANCE, December 31, 2009** | $ | 124,537 |

See accompanying notes to financial statements.

# ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (14,650) | $ (30,821) |
| Adjustments to reconcile net loss to net cash flows from operating activities: | | |
| Depreciation | 1,893 | 1,073 |
| Unrealized (gain) loss on marketable securities | (1,421) | 5,052 |
| Changes in operating assets and liabilities: | | |
| Commissions receivable | (39,302) | 86,147 |
| Prepaid insurance | 1 | 1,391 |
| Accounts payable | 882 | (5) |
| Accrued commissions | 17,926 | (29,795) |
| Related party payables | 9,406 | (22,745) |
| Net Cash Flows from Operating Activities | (25,265) | 10,297 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchases of equipment | - | (5,464) |
| Cash paid for purchase of marketable securities | - | (10,000) |
| Net Cash Flows from Investing Activities | - | (15,464) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Distributions to member | - | (20,000) |
| **Net Change in Cash and Cash Equivalents** | (25,265) | (25,167) |
| CASH AND CASH EQUIVALENTS - Beginning of Year | 144,722 | 169,889 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 119,457 | $ 144,722 |

See accompanying notes to financial statements.

## NOTE 1 - Summary of Significant Accounting Policies

*Nature of Business*

Advanced Advisor Group, LLC (the Company), is a Minnesota-based LLC with an infinite life that conducts business using a K(1) exemption as a securities broker-dealer and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company received permission to operate as a member firm with restrictions as outlined in its membership agreement in October 2006. The Company does not and may not acquire, hold or trade securities inventory. It acts solely as a broker of mainly variable annuities, mutual funds and 529 accounts.

*Cash and Cash Equivalents*

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

*Marketable Securities*

Marketable securities consist of index funds. The index funds are reported at fair value with all unrealized gains (losses) included in other income (expense) on the statements of operations.

| Marketable securities | Aggregate fair value | Cost | Gross unrealized losses |
|---|---|---|---|
| December 31, 2009 | $ 6,369 | $ 10,000 | $ (3,631) |
| December 31, 2008 | $ 4,948 | $ 10,000 | $ (5,052) |

*Commissions Receivable*

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary at December 31, 2009 and 2008.

*Depreciation and Amortization*

Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over estimated useful lives of five years. Maintenance, repairs and minor renewals are expensed when incurred. Depreciation expense was $1,893 and $1,073 for the years ended December 31, 2009 and 2008.

*Revenue Recognition and Related Expenses*

Commission income and expenses are recorded on a trade-date basis.

*Income Taxes*

The Company has elected to be taxed as a partnership under provisions of the Internal Revenue Code and comparable Minnesota income tax law. Under these provisions, the Company's results of operations are reported on the individual tax returns of the Company's sole member. Therefore, no provision or liability for income taxes is reflected in the Company's financial statements.

## NOTE 1 - Summary of Significant Accounting Policies (cont.)

On January 1, 2009, the Company adopted a new standard related to the accounting for uncertainty in income taxes. The measurement and disclosure principles of the new standard normally do not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the member rather than the Company itself. However, there are certain exceptions where the Company would bear the burden of an uncertain tax position. The adoption of the new standard resulted in no effect to the Company's financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2006. The Company is not currently under examination by any taxing jurisdiction.

*Management's Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2009 and 2008, the net capital ratio was 1.44 and 1.08 to 1.0 and net capital was $116,524 and $128,395, which was $105,353 and $119,113 in excess of its minimum requirement of $11,161 and $9,282.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's amended December 31, 2009 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the K(1) exemption.

## NOTE 3 - Related Parties

The Company has an agreement with Educators Financial Services (EFS), which is not a registered company, to pay a percentage of shared expenses. EFS is related by common ownership. Shared expenses include office rent, office supplies and a percentage of salaries. Shared expenses incurred by the Company were $153,088 and $168,370 for the years ended December 31, 2009 and 2008. Shared expenses due to EFS were $221 and $261 at December 31, 2009 and 2008 and are included in related party payables. The Company has an agreement to pay commissions to EFS based on commissions earned. Commissions paid to EFS for the years ended December 31, 2009 and 2008 were $683,661 and $824,539. Commissions due to EFS were $51,224 and $43,168 at December 31, 2009 and 2008 and are included in related party payables.

The Company has an agreement to pay commissions to Financial Resources (FR), a company related by common ownership, based on commissions earned. Commissions paid to FR for the years ended December 31, 2009 and 2008 were $89,104 and $100,106. Commissions due to FR were $6,631 and $5,241 at December 31, 2009 and 2008 and are included in related party payables.

## NOTE 4 - Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company values and records all investment securities transactions on a trade date basis. Securities listed on a national or regional securities exchange are valued at their last reported sales price on the last business day of the period. Securities which are not traded on a major exchange or for which no sale was reported on that date are valued at the average of their last quoted "bid" price and "asked" price. Short positions are valued at the last quoted "asked" price. Inputs used in the valuation methods can be either readily observable, market corroborated, or generally unobservable inputs. Whenever possible the Company attempts to utilize valuation methods that maximize the use of observable inputs and minimizes the use of unobservable inputs. Based on the observability of the inputs used in the valuation methods the Company determines fair value based on quoted market prices in active markets for identical assets and liabilities.

## NOTE 5 - Subsequent Events

The Company has evaluated subsequent events occurring through February 18, 2010, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

# SUPPLEMENTAL INFORMATION

## ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

### COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total member's equity | $ 124,537 |
| Deductions and/or charges: | |
| Commissions receivable | 75 |
| Prepaid insurance | 1,583 |
| Equipment, net | 6,164 |
| Total non-allowable assets | 7,822 |
| Net capital before haircuts on securities positions | 116,715 |
| Haircuts on securities positions | (191) |
| Net capital | $ 116,524 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total liabilities from statement of financial condition (net of liabilities related to non-allowable commissions receivable) | $ 167,580 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital requirement (greater of $5,000 or aggregated indebtedness times 6 2/3%) | $ 11,171 |
| Excess net capital at 1,500 percent | $ 105,353 |
| Excess net capital at 1,000 percent | $ 99,766 |
| Ratio: Aggregate indebtedness to net capital | 1.44 to 1 |

### RECONCILIATION WITH COMPANY'S COMPUTATION

| | |
|---|---|
| Net capital as reported in Company's amended Part II FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2009 | $ 116,523 |
| Rounding | 1 |
| Net capital per above | $ 116,524 |

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

## INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
Advanced Advisor Group, LLC
Cambridge, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Advanced Advisor Group, LLC (the Company) for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties. We consider this item to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 18, 2010

# ADVANCED ADVISOR GROUP, LLC

(A Limited Liability Company)

Cambridge, Minnesota

December 31, 2009 and 2008

FINANCIAL STATEMENTS

Including Independent Auditors' Report